SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                      RYANAIR CALLS ON EUROPEAN COMMISSION

                           TO EXPEDITE INVESTIGATION

                   AFTER FURTHER ABUSE OF PSO RULES IN ITALY

Ryanair, Europe's largest low fares airline today (Monday, 19th June 2006) announced that it has written to the European Commission about the latest abuse of the PSO rules in Italy. Ryanair contacted the Commission following the announcement that Alitalia would be allowed to fly on a PSO route that it did not even apply for in the first place!

When the Italian Civil Aviation Authority blocked Ryanair and Easyjet from offering low fares, competition and choice to consumers between mainland Italy and Sardinia in May, the European Commission launched an investigation into the application of PSO rules in Italy. The PSO rules are being abused by the Italian authorities to protect high fare Italian airlines and block low fares and competition.

Speaking today, Peter Sherrard, Ryanair's Head of Communications said:

        "We are calling on the European Commission to reach a speedy conclusion to its investigation. Italian consumers are being forced to pay fares 4 times higher than last year to fly between mainland Italy and Sardinia because the Italian authorities have systematically abused the PSO rules to protect high fare Italian airlines and block low fares and competition.

        "Following the announcement that Alitalia will be allowed to fly on a PSO route between mainland Italy and Sardinia that it did not even apply for, Ryanair is asking the Commission to investigate the following further abuses of the PSO rules:

 1) Why has Alitalia been allowed to operate on a PSO route that it never applied for?
 2) Why did Meridiana suddenly offer Alitalia a codeshare agreement on its PSO route after "mediation" by the Italian Ministry of Transport?
 3) Why did AirOne and Meridiana agree to take on Alitalia's 100 Sardinian employees after the President of the Sardinian region declared that their jobs would be safe?

        "Italian consumers should not be denied choice and forced to pay higher fares because of the Italian Authorities' clumsy attempts to protect high fare Italian airlines. We are therefore calling on the Commission to take immediate action to end these abuses and allow competition and low fares on the Sardinian routes".

Ends.                                 Monday, 19th June 2006

For further information:

Peter Sherrard - Ryanair              Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 June 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director